Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES
BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Blystone, F. Lynn	2. Issuer Name and Ticker or Trading Symbol TRI-VALLEY CORPORATION (TRIL.OB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) President & CEO
(Last) (First) (Middle) 406 Jamaica Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 55-8480530	4. Statement for Month/Year 04/02/2003
(Street) Bakersfield, CA 93309		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common stock for Bandera Land Co., Inc.								30,200	I	President of family corporation
Common stock for self	02/05/2002		C		1,000	A	$0.50	402,064	D
Common stock for self	02/13/2002		A		10,000	A		412,064	D
Common stock for self	04/04/2002		C		1,000	A	$0.50	413,064	D
Common stock for self	07/17/2002		C		1,000	A	$0.50	414,064	D
Common stock for self	10/15/2002		C		1,000	A	$0.50	415,064	D
Common stock for self	12/02/2002		C		1,000	A	$0.50	416,064	D
Common stock for self	12/23/2002		C		1,000	A	$0.50	417,064	D
* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (9-02)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option	$2.00							08/01/1997	08/22/2008				100,000	D
Option	$2.43							09/16/2000	08/22/2008				50,000	D
Option	$1.22							11/10/2000	08/22/2008				200,000	D
Option	$1.35							10/22/2001	08/22/2008				300,000	D
Option	$0.50	02/05/2002		C			1,000	06/19/1999	08/22/2008				243,000	D
Option	$0.50	04/04/2002		C			1,000	06/19/1999	08/22/2008				242,064	D
Option	$0.50	07/17/2002		C			1,000	06/19/1999	08/22/2008				241,064	D
Option	$0.50	10/15/2002		C			1,000	06/19/1999	08/22/2008				240,064	D
Option	$0.50	12/02/2002		C 1			2,500	06/19/1999	08/22/2008				237,500	D
Option	$0.50	12/23/2002		C			1,000	06/19/1999	08/22/2008				236,500	D
Explanation of Responses: 1. Mr. Blystone converted 2,500 options to 2,500 common stock shares, but only received 1,000 shares in his name. The remaining 1,500 shares were given as gifts to relatives.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ F. Lynn Blystone **Signature of Reporting Person	04/02/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2